Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Peloton Interactive, Inc.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

70614W100

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons John Paul Foley
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 14,281,732
	6	Shared Voting Power 117,958
	7	Sole Dispositive Power 14,281,732 (see Item 4)
	8	Shared Dispositive Power 117,958

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,399,690
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.4%(1)
12	Type of Reporting Person IN

(1)

The percentage reported in row 11 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of Class A common stock and Class B common stock beneficially owned by the Reporting Person, assuming conversion of the Class B common stock into Class A common stock (and excluding the conversion of shares of Class B common stock held by other persons) and the exercise of options to purchase shares of Class A common stock and Class B common stock beneficially owned by the Reporting Person that are exercisable within 60 days of December 31, 2022.|

ITEM 1.	(a) Name of Issuer:

Peloton Interactive, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

441 Ninth Avenue, Sixth Floor, New York, NY 10001

ITEM 2.	(a) Name of Person Filing:

John Paul Foley

(b)	Address or Principal Business Office:

The principal business address of Mr. Foley is 302A West 12th Street #108, New York, New York 10014.

(c)	Citizenship of each Reporting Person is:

United States

(d)	Title of Class of Securities:

Class A common stock, par value $0.000025 per share (“Class A common stock”).

(e)	CUSIP Number:

70614W100

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A common stock of the Issuer as of December 31, 2022, based on an assumed total of 320,103,944 shares of Class A Common Stock outstanding, calculated based on the 313,517,712 shares of Class A common stock outstanding as of October 31, 2022 as reported in a Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2022, plus the additional 6,586,232 shares of Class A common stock subsequently issued upon the Reporting Person’s conversion of an equal number of shares of Class B common stock following such date.    The percentage of beneficial ownership assumes the exercise of all stock options beneficially owned and the exchange of all shares of Class B common stock beneficially owned for shares of Class A common stock.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
John Paul Foley	14,399,690	4.4%	14,281,732	117,958	14,281,732	117,958

Mr. Foley is the record holder of (i) 4,786,232 shares of Class A common stock, (ii) options to purchase 1,118,577 shares of Class A common stock that are currently exercisable and (iii) options to purchase 8,376,923 shares of Class B common stock that are currently exercisable. In addition, Mr. Foley may be deemed to share beneficial ownership over 117,958 shares of Class B common stock held by Mr. Foley’s spouse that may be converted into shares of Class A common stock on a one-for-one basis at the option of the holder.

Included in the above is an aggregate of 4,786,232 shares of Class A common stock pledged by Mr. Foley to secure obligations under prepaid variable forward sales contracts with an unaffiliated third party, including his obligation to deliver to such third party up to 4,786,232 shares of Class A common stock on the maturity date of the respective contracts.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

John Paul Foley

/s/ John Paul Foley